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                                                        [BNSF LOGO APPEARS HERE]


Filing under Rule 425
---------------------

Filer: Burlington Northern Santa Fe Corporation
Companies that are subject to the filing:
        Canadian National Railway Company
        North American Railways, Inc.
Registration Statement No. 333-94397


FOR IMMEDIATE RELEASE

               CN, BNSF AND WESTERN COAL TRAFFIC LEAGUE SAY STB'S
            LEGAL JUSTIFICATION FOR RAIL MERGER MORATORIUM IS FLAWED

MONTREAL and FORT WORTH, Texas, May 24, 2000 Canadian National Railway Company (TSE: CNR; NYSE: CNI) ("CN"), Burlington Northern Santa Fe Corporation (NYSE:
BNI) ("BNSF") and the Western Coal Traffic League ("WCTL") said today in a joint court reply brief that the Surface Transportation Board (STB) has advanced a fundamentally flawed legal defense of its rail merger moratorium.

CN, BNSF and WCTL said the STB was wrong in telling the U.S. Court of Appeals for the District of Columbia Circuit that it has the statutory right to impose the moratorium. The three parties said the STB has an explicit statutory mandate established by the U.S. Congress requiring it to process rail merger applications expeditiously under strict deadlines, and to approve mergers that are consistent with the public interest. The parties have asked the court to overturn the 15-month moratorium because it contravenes the STB's governing statute.

CN, BNSF and WCTL filed their reply brief with the appeals court pursuant to that court's April 25 decision granting them expedited judicial review of the moratorium. The STB imposed the moratorium while it reviews its non-binding railroad merger guidelines.

Oral argument before the appeals court is scheduled for June 13, 2000, in Washington.

The 15-month merger moratorium, invoked by the STB on March 17, 2000, has blocked CN and BNSF from filing a common control application with the STB, as CN and BNSF believe they are entitled to do under applicable law.

The WCTL has not expressed support for, or opposition to, the proposed CN/BNSF combination, but opposes the moratorium.

CN and BNSF announced their proposed combination through a new company, North American Railways, Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 route miles, linking eight Canadian provinces and 33 states in the western

                                    - more -
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CN, BNSF and WCTL Say STB's Legal Justification for Moratorium Flawed / Page 2


and central United States, and employing 67,000 people. The combined system will offer

North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity; and improved asset utilization.

Comprehensive information about the CN/BNSF combination and the carriers' service guarantees is available at a new Web site, www.cn-bnsfcombination.com.
                                                   --------------------------

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America. Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, BNSF, headquartered in Fort Worth, Texas, operates one of the largest rail networks in North America, with 33,500 route miles of track covering 28 states and two Canadian provinces.

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders' meeting to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination, because they contain important information. These documents may be obtained for free at the SEC Web site, or the Web site of the Canadian Securities Administrators. Other filings made by CN on forms 40-F and 6-K and CN's annual information form may be obtained for free from the CN Corporate Secretary at (514) 399-6569. Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.
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CN contact:                                             BNSF contact:
Mark Hallman                                            Dick Russack
(416) 217-6390                                          (817) 352-6425